BNP Paribas Group’s ownership change in Shinhan Financial Group

On August 21, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 706,910 or 0.15% of our common shares.

As a result, BNP Paribas holds 32,705,629 or 6.90% of our common shares as of August 21, 2009.